1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 24, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904

Investment Company Act File No. 811-22649)

Post-Effective Amendment No. 48

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 48 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares Commodities Strategy ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund seeks total return by providing investors with broad commodity exposure.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in a combination of exchange-traded commodity futures contracts and exchange-cleared commodity-linked instruments (together, “Commodity-Linked Investments”) and commodity-related equity securities (“Commodity-Related Equities”), thereby obtaining exposure to the commodities markets. The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index.

The Fund expects to gain exposure to Commodity-Linked Investments by investing up to 25% of its total assets in a wholly-owned subsidiary in the Cayman Islands (the “Subsidiary”). The remainder of the Fund’s assets will be invested directly by the Fund and will primarily be invested in cash and cash equivalents, short-term investment-grade fixed-income securities that include U.S. government and agency securities, treasury inflation-protected securities, sovereign debt obligations of non-U.S. countries, repurchase agreements and money market instruments. The Fund uses such instruments as investments and to collateralize the Subsidiary’s Commodity-Linked Investments exposure on a day-to-day basis.

The Fund may from time to time invest in other ETFs, exchange-traded notes or commodity-linked notes.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Fee information will be specific to this Fund.

The Amendment follows the general format used in prior Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 3 filed pursuant to Rule 485(a)(2) on February 4, 2013 relating to the iShares Liquidity Income ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 3, filed pursuant to Rule 485(a)(2) on February 4, 2013.

In the Prospectus:

“Portfolio Holdings Information,” “Management - Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Buying and Selling Shares,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information - Taxes,” “Shareholder Information - Taxes on Distribution,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Investment Adviser,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Investment Advisory, Administrative and Distribution Services — Financial Intermediary Compensation,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

*    *    *    *    *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin Haskin

Benjamin Haskin

cc:	Ed Baer, Esq. Katherine Drury
Michael Gung
Joel Whipple

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).